Exhibit (d)(77)

SEGALL BRYANT & HAMILL, LLC

October 29, 2015

Mary Ann B. Wirts

President

The Glenmede Fund, Inc.

c/o Glenmede Investment Management LP

One Liberty Place

1650 Market Street, Suite 1200

Philadelphia, PA 19103-7391

Re:	The Glenmede Fund, Inc: Philadelphia International Small Cap Fund

Dear Mrs. Wirts:

Pursuant to Investment Advisory Agreement between the Fund on behalf of the Philadelphia International Small Cap Fund (the “Portfolio”) and Segall Bryant & Hamill, LLP (the “Adviser”) dated October 29, 2015, the Adviser is entitled to investment advisory fees of .60% of the Portfolio’s average daily net assets. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Adviser agrees that the Adviser shall, until future notice, but in no event terminating before the termination of the Investment Advisory Agreement, waive all or a portion of its investment advisory fee and/or reimburse expenses (other than Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time), including all expenses incurred in connection with the reorganization, or if the reorganization is not effected, the liquidation and dissolution, of the Portfolio, in an aggregate amount equal to the amount by which the Portfolio’s total annual operating expenses for both Class I and Class IV (other than Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceed a total annual operating expense ratio (excluding Acquired Fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of: 1.33% of the average daily net assets attributable to the Portfolio’s Class I shares; and 1.10% of the Portfolio’s average daily net assets attributable to the Portfolio’s Class IV shares.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

Segall Bryant & Hamill, LLC

By:	/s/ Philip L. Hildebrandt
Name:	Philip L. Hildebrandt
Title:	Chief Executive Officer

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Mary Ann B. Wirts
Mary Ann B. Wirts
President
The Glenmede Fund, Inc.